Exhibit 1.A(8)(s)


                                 [MH LETTERHEAD]



December 1, 1999



ReliaStar Life Insurance Company
20 Washington Avenue South
Minneapolis, MN 55401

Ladies and Gentlemen:

This letter sets forth the terms and conditions of the services agreement BETWEEN MITCHELL HUTCHINS ASSET MANAGEMENT, INC. ("MH"), and RELIASTAR LIFE INSURANCE COMPANY (the "Company") effective as of the 1st day of December, 1999.

The Company, MH, and MITCHELL HUTCHINS SERIES TRUST ("Trust) have entered into a PARTICIPATION AGREEMENT dated as of the1st day of December, 1999, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of certain Portfolios of the Trust ("Portfolios") to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts ("Variable Contracts") offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts.

MH recognizes that in the course of soliciting applications for its Variable Contracts and in servicing owners of the Variable Contracts, the Company and its agents that are registered representatives of broker-dealers provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios including questions respecting Variable Contract owners' interests in one or more Portfolios, and provide services respecting investments in the Portfolios.

MH desires that the efforts of the Company and its agents in providing written and oral information and services regarding the Trust to current and prospective Variable Contract owners shall continue.

Accordingly, the following represents the collective intention and understanding of the services agreement between MH and the Company.

The Company and/or its affiliates agree to provide services ("Services") to current owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery of current Trust prospectuses, reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of Variable Contract owners' votes in the event of a meeting of Trust

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ReliaStar Life Insurance Company
December 1, 1999
Page 2

shareholders; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust, its transfer agent, or MH as may be reasonably requested; provision of support services including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios including questions respecting Variable Contract owners' interests in one or more Portfolios; provision and administration of Variable Contract features for the benefit of Variable Contract owners participating in the Trust including fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

In consideration of the Services, MH agrees to pay the Company 100% of the service fee it receives from the TRUST with respect to the Shares up to an annual rate equal to 25 basis points (0.25%) of the average daily value of the Shares held in Separate Accounts. For purposes of computing the payment to the Company under this paragraph, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this paragraph shall be calculated by MH at the end of each calendar month and will be paid to the Company within thirty
(30) days thereafter.

This services agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. The services agreement may be terminated by either the Company or MH upon sixty
(60) days written notice to the other, and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or upon assignment of the Participation Agreement by either the Company or MH.

Notwithstanding the termination of the services agreement MH will continue to pay the service fees in accordance with the preceding paragraph so long as net assets of the Company or a Separate Account remain in a Portfolio, provided such continued payment is permitted in accordance with applicable law and regulation.

This services agreement may be amended only upon mutual agreement of the Company and MH in writing.

Nothing in this services agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, MH, or the

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ReliaStar Life Insurance Company
December 1, 1999
Page 3

Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

If this services agreement is consistent with your understanding of the matters we discussed concerning the Company's provision of the Services, please sign below.

Very truly yours,



MITCHELL HUTCHINS ASSET MANAGEMENT INC.



By:
Title:

ACKNOWLEDGED AND AGREED TO:

RELIASTAR LIFE INSURANCE COMPANY



By:
Title: